

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2014

Via E-mail
Alison M. Bernard
Executive Vice President and Chief Financial Officer
Easterly Government Properties, Inc.
2101 L Street NW, Suite 750
Washington, D.C. 20037

> **Re:** **Easterly Government Properties, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-11**
> **Submitted November 25, 2014**
> **CIK No. 0001622194**

Dear Ms. Bernard:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Our Organizational and Ownership Structure, page 15

1.   We note your disclosure in footnote 2 to the table on page 15. Please revise your disclosure elsewhere in the prospectus to clarify the interests that you expect your executive officers, directors and their affiliates, respectively, to receive upon liquidation of the Easterly Funds.

Risk Factors

Our acquisition of common units from certain REITs controlled by the Easterly Funds may involve certain tax risks., page 47

2. We note your disclosure on page 47 that if certain stockholders of the Easterly Fund REITs were to acquire 50% or more of your common stock, you could be deemed a "successor" to such Easterly Fund REIT which may impact your REIT qualification. Please tell us your views on the likelihood of this occurring and consider adding disclosure to the summary of the prospectus.

Unaudited Pro Forma Condensed Consolidated Financial Data

3. We note your response to comment 12 of our letter dated November 14, 2014. We will continue to monitor the completion of your unaudited pro forma condensed consolidated financial statements. We may have further comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 93

4. Please revise your disclosure to provide additional information regarding your material capital commitments and the anticipated sources and amounts of funds needed to fulfill such commitments, focusing on any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the your liquidity increasing or decreasing in any material way. Please also discuss how you will address the shortfall if you are unable to raise the cash necessary to address your liquidity needs.

Senior Unsecured Revolving Credit Facility, page 93

5. Please revise your disclosure to include a description of the restrictive covenants and requirements to maintain financial ratios set forth in your senior unsecured credit agreement.

Certain Relationships and Related Transactions, page 146

6. We note your response to comment 20 of our letter dated November 14, 2014 and reissue that comment pending completion of the blanks that remain in this section.

Structure and Formation of our Company

Consequences of our Formation Transactions, this Offering and the Concurrent Private Placement, page 157

7.   We note the following disclosure on page 157: "In the formation transactions, Darrell W. Crate, our Chairman, and Michael P. Ibe, our Executive Vice President—Development and Acquisitions and a director nominee, will receive, in connection with various interests and properties being contributed by them common units in our operating partnership, or   % of our company on a fully diluted basis (% of our company on a fully diluted basis, if the underwriters' over-allotment option is exercised in full)." Please revise your disclosure to clarify whether the percentages presented represent Mr. Crate's and Mr. Ibe's respective ownership interests or aggregate ownership interest.

Draft Exhibit 5.1 Opinion Regarding The Validity Of The Securities Being Registered

8.   We note the qualification in your draft legal opinion that states, "when the price and other terms upon which the Shares are to be sold have been approved by the Board of Directors." Please tells us what "other terms" you intend the Board to establish at a later date.

        You may contact Isaac Esquivel at 202-551-3395 or Eric McPhee at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at 202-551-3207 or me at 202-551-3655 with any other questions.

                                        Sincerely,

                                        /s/ Sonia Gupta Barros

                                        Sonia Gupta Barros
                                        Assistant Director

cc: Mark S. Opper
        Goodwin Procter LLP